May 25, 2005

VIA EDGAR AND OVERNIGHT COURIER

Pamela A. Long, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re: The Procter & Gamble Company; Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-123309)

Dear Ms. Long:

On behalf of The Procter & Gamble Company (the “Company”), we hereby transmit for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and this letter in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement, set forth in your letter to James J. Johnson and Richard K. Willard dated May 16, 2005. To facilitate your review, we have also provided you with three blacklined copies, which compare the Amendment to Amendment No. 2 to the Registration Statement. The Company and The Gillette Company (“Gillette”), in consultation with their respective legal, financial and accounting advisors, have prepared the following responses to the questions and comments the Staff has raised. For your convenience, we have set forth below in italics your numbered comments in their entirety followed by the responses thereto.

Form S 4/A filed May 10, 2005

General

1.	We note the representation in your response to our prior comment 1 that you sell certain beauty and paper products to a distributor who operates in Syria. Advise us whether the distributor is a Syrian person, or Syrian state owned or private entity, and describe the material terms of the distribution agreement pursuant to which your products are sold into Syria.

Pamela A. Long
May 25, 2005

We note the representation in your response that Gillette’s distributors sell its products in Iran and Iraq. Please advise us whether the distributors who sell Gillette products in those countries are Iranian or Iraqi persons, or Iranian or Iraqi state owned or private entities, and describe the material terms of the distribution agreements pursuant to which Gillette products are sold into those countries. Additionally, please advise us whether Gillette had any distribution agreements for the sale of its products into Iraq during the time that country was subject to US economic sanctions, and/or identified by the US State Department as a state sponsor of terrorism.

In addressing the materiality of your indirect sales into Syria and Iran, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions, and whether those sales constitute a material investment risk for Company and/or Gillette security holders, please note that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision. The same factors should be considered in evaluating the materiality to you, and to Company and Gillette security holders, of any sales into Iraq during the time that country was identified as a state sponsor of terrorism and subject to U.S. economic sanctions.

Response:

As previously discussed with Brigitte Lippmann, the Company has responded to this comment directly to Mr. Frank Green, Office of Global Security Risk.

Recent Developments, page I-40

2.	Based on your disclosure, we understand that at this time, the Securities Division of the Massachusetts Secretary’s office is conducting an inquiry into this transaction, in particular the fairness opinions, and the extent of any legal proceedings has been the service of two subpoenas, the parties’ actions to enforce or quash the subpoenas and the request for a declaration of the Secretary’s jurisdiction. To the extent that Gillette or Procter & Gamble are or become aware that any material legal proceedings are contemplated by the Secretary’s office as a result of its inquiry or otherwise, please include all of the information that would be required by Item 103 of Regulation S-K, including a description of any known facts alleged to underlie the proceedings.

Response:

Pamela A. Long
May 25, 2005

In response to the Staff’s request, the Company has updated its description of the inquiry from the Securities Division of the Massachusetts Secretary of State. Except as already detailed in the Registration Statement, the Company and Gillette are not aware of any material legal proceedings contemplated by the Secretary’s office as a result of its inquiry.

Projections, page I-41

3.	We note your response to prior comment 9. Please revise the second sentence under the table to eliminate the implication that you are not responsible for the accuracy of the information in your prospectus. We do not object if you state that you do not assume responsibility if future results are materially different from those forecast.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure.

Opinion of Procter & Gamble’s Financial Advisor, page I-50

4.	We note your response to prior comment 13. Please disclose whether you believe that the success fee to be paid to Merrill Lynch will be a material amount of your anticipated $145 to $155 million transaction and merger related costs (which we note include ‘investment banking costs’), or if you anticipate that the success fee, once agreed upon, will materially impact this amount of merger related costs. If you have identified a dollar range of the fee to be paid, please disclose this.

Response:

In response to the Staff’s request, the Company has revised its disclosure on page I-8/I-9 to specifically state that the amount of the anticipated merger-related costs does not include certain fees to be paid to Merrill Lynch, which will be an amount agreed upon by the Company and Merrill Lynch. The Company has also disclosed that although the exact amount of the Merrill Lynch fee has not been determined, it is anticipated that it will be in the range of $30 million.

Explanatory Note Regarding Summary of Merger Agreement . . ., page I-71

Pamela A. Long
May 25, 2005

5.	We note your response to prior comment 15. Please delete the third sentence because it may imply that investors are not entitled to rely on the merger agreement as disclosure. Please also delete the words “[i]t is understood that” from the sixth sentence. In the last sentence, please change the words “representations and warranties” to “terms and information” to conform to your disclaimer in the second sentence.

Response:

In response to the Staff’s request, the Company has revised the applicable disclosure.

Proxy Solicitation, page III-8

6.	We note your response to prior comment 6. Please confirm that you have included all information required by Items 4(a) and 5(a) of Schedule 14A with regard to Mr. Buffett.

Response:

In response to the Staff’s request, the Company hereby confirms that it has included all information required by Items 4(a) and 5(a) of Schedule 14A with regard to Mr. Buffett.

Exhibits 8.1 and 8.2 – Form of Tax Opinions

7.	We note your response to prior comment 20. Please note that the same comment also applies to the language “each as in effect on the date hereof” in the fourth paragraph of each tax opinion.

Response:

In response to the Staff’s request, each tax opinion has been revised as requested.

Form 10-K for the fiscal year ended June 30, 2004

Segment Reporting

8	We continue to review your response to our prior comments 22 and 23 concerning segment reporting. We will issue additional comments on this subject at a later time.

Pamela A. Long
May 25, 2005

Response:

In response to the Staff’s request, the Company acknowledges that the Staff may issue additional comments with respect to segment reporting at a later time.

* * * * *

Additionally, please be advised that the Company requested confidential treatment for the documents supplementally provided to the Commission on April 26, 2005, which contained projections and expected synergies provided to the Company and Gillette, respectively. A request for confidential treatment also accompanied the documents submitted to the Commission directly from counsel to the financial advisors. However, no confidential treatment was requested, or is sought, with respect to the copy of Schedule 3.02(r) of the merger agreement, which was supplementally provided to the Commission together with our letter dated May 10, 2005.

As previously discussed with the Commission, the Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act, that the effective time of the Registration Statement be accelerated so that the same will become effective on May 26, 2005, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

Each of the Company and Gillette has authorized us to represent, on each of their behalf, that the Company and Gillette hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company or Gillette from their respective responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	neither the Company nor Gillette will assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela A. Long
May 25, 2005

It would be appreciated if, as soon as the Registration Statement has been declared effective, you would so inform Dennis J. Block at (212) 504-5555. In addition, please contact Dennis J. Block if you have any questions regarding the Amendment or the responses herein provided.

Sincerely,

/s/ Dennis J. Block

cc:	James J. Johnson, Esq. Richard K. Willard, Esq. George R. Bason, Jr., Esq.